

June 7, 2021

David Boris
Co-Chief Executive Officer
Forum Merger III Corporation
1615 South Congress Avenue, Suite 103
Delray Beach, Florida 33445

Re: Forum Merger III Corporation
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed May 27, 2021
File No. 001-39457

Dear Mr. Boris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A filed May 27, 2021

Unaudited Pro Forma Condensed Combined Statement of Operations for the Three Months Ended March 31, 2021
Adjustment (BB), page 95

1. Based upon your footnote, it appears to us that pro forma adjustment (BB) should be $2.5 million. Please revise your document or tell us why the current amount is appropriate.

Adjustment (CC), page 95

2. We note that your pro forma adjustment for interest income (expense) for the three-month period ended March 31, 2021 is the same amount as adjustment (KK) for the year ended December 31, 2020. Please tell us how these amounts are the same given the difference in time periods.

Comparative Share Information, page 101

3.   You present basic and diluted income (loss) per share for Class A redeemable common stock of $0.50 for the three months ended March 31, 2021. It appears to us, however, that this amount should be $0.00 as reported on pages F-27 and F-36. Please reconcile these amounts and revise your presentation accordingly.

4.   Please revise the first line item to say net income (loss) since you report net income for Forum for the three months ended March 31, 2021.

The Company's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 182

5.   Please reinstate the narrative of your results of operations and liquidity and capital resources for the year ended December 31, 2020, such that your MD&A reflects both the results of the full year 2020 and the interim period ended March 31, 2021.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or Kevin Stertzel, Staff Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jared Coppotelli